

April 20, 2023

Stefano Gaggini
Senior Vice President and Chief Financial Officer
Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350
Portland, OR 97201

> **Re: Schnitzer Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2022**
> **Filed October 24, 2022**
> **File No. 000-22496**

Dear Stefano Gaggini:

We have reviewed your April 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment to comments in our March 31, 2023 letter.

Form 10-K for the Fiscal Year Ended August 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 51

1. We note your response to comment 1. Since you are adjusting your various Non-GAAP measures for changes in legal and environmental charges, net of recoveries, for legacy environmental matters, please tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretations Regarding Non-GAAP measures in determining that the inclusion of these adjustments is appropriate. Please note that Question 100.04 indicates that changing the basis of accounting for revenues and expenses in a Non-GAAP performance measure from an accrual basis would not be appropriate.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services